The New York Times Building

37th Floor

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New York, NY 10018-1405

212.808.2700

Fax 212.286.9806

Merrill M. Kraines

direct dial: 212.808.2711

krainesm@pepperlaw.com

September 6, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street NE

Washington, D.C. 20549-3720

Attention: Dorrie Yale

Re:	Inhibikase Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted August 31, 2018 CIK No. 0001750149

Dear Ms. Yale:

On behalf of our client, Inhibikase Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its comment letter, dated September 6, 2018 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

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Draft Registration Statement on Form S-1

General

1.	We note that you have not included the unaudited interim financial statements for the period ended June 30, 2018, and you have not indicated that these financial statements are not expected to be required at the time of the contemplated offering. As such, it does not appear that you are relying on the accommodation set forth in the Fixing America’s Surface Transportation (FAST) Act to omit this interim financial information. Therefore, please amend your submission to include your interim June 30, 2018 financial statements as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement until you do so.

Response: The unaudited interim financial statements for the period ended June 30, 2018 are not expected to be required at the time of the contemplated offering.  We are relying on the accommodation set forth in the Fixing America's Surface Transportation (FAST) Act to omit this interim financial information.

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Please direct any questions concerning this letter to my attention at 212.808.2711 or krainesm@pepperlaw.com.

Very truly yours,

/s/ Merrill M. Kraines

Merrill M. Kraines

cc:	Milton H. Werner, Ph.D. Todd R. Kornfeld, Esq.